UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

____________________

CHORDIANT SOFTWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options To Purchase Shares of Common Stock,
Par Value $0.001 Per Share
(Title of Class of Securities)
____________________

170404305
(CUSIP Number of Class of Securities of Underlying Common Stock)
____________________

Steven R. Springsteel
Chairman, President and Chief Executive Officer
Chordiant Software, Inc.
20400 Stevens Creek Boulevard, Suite 400
Cupertino, CA 95014
(408) 517-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

Derek P. Witte, Esq. Vice President, General Counsel, Secretary Chordiant Software, Inc. 20400 Stevens Creek Boulevard, Suite 400 Cupertino, CA 95014 (408) 517-6100	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* $829,610	Amount of Filing Fee** $25.47

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 173,623 shares of common stock of Chordiant Software, Inc. having an aggregate value of $829,610 as of March 28, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 28, 2007.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. This amount was previously paid.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☒

Schedule TO
(Amendment No. 2)

This Amendment No. 2 (the “Amendment”) to the Offer to Amend Eligible Options (the “Offer”) filed by Chordiant Software, Inc. (“Chordiant”) with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on April 5, 2007, is the final amendment relating to the offer made by Chordiant to certain optionees to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

The Offer expired at 11:59 p.m. Pacific Time, on Thursday, April 26, 2007. Pursuant to the Offer, we accepted for amendment Eligible Portions of Eligible Options to purchase 150,382 shares of our common stock. Each Eligible Optionee elected to participate with respect to the Eligible Portion of such individual’s Eligible Option in the Offer. We have sent or will send via email to each Eligible Optionee a Final Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(F) or Exhibit 99.(a)(1)(G), as applicable, to the Schedule TO confirming each such Eligible Optionee’s final elections with respect to his/her Eligible Options.

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Schedule TO

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007	CHORDIANT SOFTWARE, INC

	By:	/s/ STEVEN R. SPRINGSTEEL
Steven R. Springsteel Chairman, President, and Chief Executive Officer

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